Mail Stop 3720

August 8, 2007

Via U.S. Mail and Fax (703) 547-5227

Mr. Bryon R. Siliezar
Chief Financial Officer
NII Holdings, Inc.
10700 Parkridge Blvd., Suite 600
Reston, VA 20191

> **RE:** **NII Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 000-32421**

Dear Mr. Siliezar:

We have reviewed your supplemental response letter dated July 25, 2007 as well as your filing and have the following comments. As noted in our comment letter dated July 12, 2007, we have limited our review to only the issues addressed in our comments.

1.   We note your response to comment 1 and your accompanying materiality analysis. So that we may better understand the basis for your conclusion that the errors have had an immaterial impact on your financial statements, please address the following additional comments.

    a. Expand your analysis of the impact of the errors on your annual results of operations to address the impact on your income tax provision and on your reported earning per share data.

    b. Explain to us how the errors have affected the effective tax rates reported in your financial statements for each of the years ended 2003 - 2006.

    c. Provide us an analysis of the impact of the accounting errors on your quarterly results of operations for each period in 2006 and 2005. You should address in this analysis the impact of the errors on your income tax provision and your earnings per share data.

    d. Tell us when you identified the $14,257 error. If the error was identified prior to the fourth quarter of 2006, explain to us why you believed it was appropriate to correct it in the fourth quarter of 2006.

<p align="center">*   *   *   *</p>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director